July 17, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attn:	Alex King

Re:	GSI Technology, Inc.
Registration Statement on Form S-3
File No. 333-272985

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, GSI Technology, Inc. hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on Wednesday, July 19, 2023, or as soon thereafter as practicable.

Thank you for your assistance. Should you have any questions, please contact Benjamin G. Griebe of DLA Piper LLP (US) at (650) 833-2209.

Very truly yours,

GSI TECHNOLOGY, INC.

/s/ Lee-Lean Shu

Lee-Lean Shu

President and Chief Executive Officer